March 11, 2020

Via EDGAR

Attn: Geoff Kruczek

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation
Registration Statement on Form F-1/A Filed December 4, 2019 File No. 333-233613

Dear Mr. Kruczek:

In response to your letter dated March 3, 2020, concerning the deficiencies in our registration statement on Form F-1/A, we provide the following responses:

Amendment No. 3 to Registration Statement on Form F-1 filed February 24, 2020

Six Months Ended June 30, 2019, page 74

1.	Please reconcile your response to prior comment 1 regarding the sales of baler machines in June 2019 with your disclosure here regarding no new products.

ANSWER: In response to the Staff’s comment, the Company has revised its disclosure on Pages 18, 28 and 37.

Ordinary Shares, page 107

2.	Please expand your revisions in response to prior comment 6 to clarify whether the indemnification and hold harmless provisions cited in your disclosure applies to liabilities under the federal securities laws.

ANSWER: While the indemnification and hold harmless provision of Section 2.2 on the second page numbered 1 in Exhibit 3.1 does not specifically exclude liabilities under the federal security laws, it is our understanding that indemnification for liabilities arising under the Securities Act is against public policy and therefore unenforceable. We have thus amended the disclosure on page 107 to clarify the applicability of the indemnification and hold harmless provisions to liabilities under the federal securities laws as follows:

“Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.”

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Related Party Transactions, page 108

3.	We note your response to prior comment 7. Please clarify how an “Advance for operations” generates an amount that is due to you from your officers. Also disclose the interest rate and date that each of the advances mentioned in this section must be repaid.

ANSWER: The Company advises the Staff that “Advance for operations" generates an amount due to the Company from officers when the Company distributes an advance to an officer so that officer can use such advancement to pay the daily operation expense for those subsidiaries located in China.

Accounting entries upon distribution of advance:

Dr. Due from related party

Cr. Cash

Accounting entries upon officer using advance to pay the daily operation expense:

Dr. Operation expense

Cr. Due from related party

On the other hand, “Advance for operations" may generate an amount that is due from the Company to an officer when the officer has paid operation expense on behalf of the Company, but has not yet received an advance from the Company sufficient to cover such expense.

Accounting entries upon officer paying operation expense on behalf of the Company which exceeded the previous advance:

Dr. Operation expense

Cr. Due to related party

Accounting entries upon reimbursement:

Dr. Due to related party

Cr. Cash

In response to the Staff's comment, the Company expanded disclosure on page 108 and 109, related party transactions of its Form F-1.

Item 8. Exhibits and Financial Statement Schedules

Consent of independent accounting firm Centurion ZD CPA & Co., page 115

4.	Please have your accounting firm provide an updated consent.

ANSWER: The updated consent has been provided.

Signatures, page 117

5.	We note your response to prior comment 8. However, Form F-1 must be signed by both your principal accounting officer and your principal financial officer. Please revise below the second paragraph of text required on the Signatures page to indicate who signed your registration statement in each of these capacities.

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ANSWER: The signature page has been amended to indicate Mr. Andreas Spiegler signed our registration statement in the capacity of both principal accounting officer and principal financial officer. Additionally, we have amended the registration statement to reflect that Mr. Andreas Spielger is both principal financial officer and principal accounting officer where his titles are listed.

Exhibits

6.	We note your response to prior comment 2. Please file each counsel’s consent expressly stating that counsel consents to the summarization of its opinion as you have done in your prospectus. Also, please reconcile the names of your subsidiaries in exhibits 5.2, 5.3 and 5.4 with your disclosure on page 5.

ANSWER: The disclosure on Page 13 has been amended to remove summarization of the legal opinions. The disclosure on page 5 and throughout the registration statement has been amended to reconcile the subsidiary names in Exhibits 5.2, 5.3 and 5.4.

7.	Please file the leases expiring in 2021 mentioned in your revisions on page 78.

ANSWER: The new lease agreements have been filed.

Yours truly,

/s/ Andreas Spiegler

Andreas Spiegler, CEO, Chairman of the Board, Principal Financial Officer and Principal Accounting Officer

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